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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                View Tech, Inc.

                                (Name of Issuer)

                        Common Stock, $0.0001 par value

                         (Title of Class of Securities)

                                  926707-10-0

                                 (CUSIP Number)

                                William M. McKay
                            Chief Financial Officer
                                View Tech, Inc.
                                 950 Flynn Road
                              Camarillo, CA 93012
                                 (805) 482-8277

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (see Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 926707-10-0                 13D                      Page 2 of 5 Pages


(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons   Tom Bailey
           ---------------------------------------------

(2) Check the Appropriate Row if a Member of a Group (See Instructions) (a)

                                                                             (b)
(3) SEC Use Only

(4) Source of Funds PF
                   -----------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                Not Applicable
             -------------------------------------------------------

(6) Citizenship or Place of Organization       American
                                         ---------------------------------------

Number of Shares         (7) Sole Voting Power   179,500(1)
Beneficially Owned                             ------------
by Each Reporting        (8) Shared Voting Power    0
Person With                                     ------------
                         (9) Sole Dispositive Power       179,500(1)
                                                    ---------------------
                        (10) Shared Dispositive Power         0
                                                      ----------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 179,500(1)
                                                                 ------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)    See footnote (1)
                  ----------------------------------------

(13) Percent of Class Represented by Amount in Row 11    3.2%(1)
                                                     ---------------

(14) Type of Reporting Person (See Instructions)            IN
                                                -----------------------

(1) Includes 100,000 shares of common stock held by a trust of which Mr. Bailey is the trustee. In accordance with the provisions of Rule 13d-4 of the Act, Mr. Bailey expressly disclaims beneficial ownership of the 100,000 shares held by the trust, and expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such securities.
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CUSIP NO. 926707-10-0                 13D                      Page 3 of 5 Pages


ITEM 1.      SECURITY AND ISSUER

     This Schedule 13D relates Mr. Bailey's share holdings in common stock, $0.0001 par value ("Common Stock") of View Tech, Inc.("View Tech"). Included in the number of shares listed in Item 5 below are options to acquire 47,000 shares of View Tech Common Stock.

     View Tech's principal executive offices are located at 950 Flynn Road, Camarillo, California 93012.

ITEM 2.      IDENTITY AND BACKGROUND

     (a)      Tom Bailey

     (b)      View Tech, Inc.
              950 Flynn Road
              Camarillo, CA 93012
              (805) 482-8277

     (c) Mr. Bailey is currently senior vice president - technical services of View Tech, Inc. View Tech markets, integrates, and installs video communication systems and related technology applications for business users.

     View Tech's principal executive offices are located at 950 Flynn Road, Camarillo, CA 93012.

     (d)      Not applicable.

     (e)      Not applicable.

     (f)      American.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS.

     Not applicable.

ITEM 4.      PURPOSE OF TRANSACTION.

     Not applicable.

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CUSIP NO. 926707-10-0                 13D                      Page 4 of 5 Pages


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Bailey owns 179,500 shares of View Tech Common Stock, which includes options to acquire 47,000 shares of View Tech Common Stock. These options are fully vested and currently exercisable. If the options are exercised, Mr. Bailey's share holdings will represent approximately 3.2% of View Tech's outstanding Common Stock. This percentage is based upon Mr. Bailey's own knowledge, and not upon filings with the Securities and Exchange Commission, because such filings do not include the number of shares issued in connection with an acquisition of another company by View Tech. Included in Mr. Bailey's share holdings are 100,000 shares of common stock held by a trust of which Mr. Bailey is the trustee. In accordance with the provisions of Rule 13d-4 of the Act, Mr. Bailey expressly disclaims beneficial ownership of the 100,000 shares held by the trust, and expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such securities.

     (b) Mr. Bailey has sole voting and dispositive power with respect to all 179,500 shares of View Tech Common Stock.

     (c) No transactions in the View Tech Common Stock were effected within 60 days of this Schedule 13D.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  None.

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CUSIP NO. 926707-10-0                 13D                      Page 5 of 5 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 December 12, 1996



                                       /s/ Tom C. Bailey
                                 ------------------------------------------
                                 Tom C. Bailey
                                 Senior Vice President - Technical Services